

Mail Stop 3720

June 23, 2017

R. Milton Johnson
Chief Executive Officer
HCA Healthcare, Inc.
One Park Plaza
Nashville, TN 37203

  Re: HCA Healthcare, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed February 22, 2017
    File No. 001-11239

Dear Mr. Johnson:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 69

1. Please disclose the amount of cash, cash equivalents and short term investments held by your foreign subsidiary. Additionally, please disclose whether the earnings of your foreign subsidiary are considered to be permanently reinvested. Also, address the potential tax implications of repatriation. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel at (202) 551-3727 or Carlos Pacho at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications